A/C 45-2004

04018795

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 2 9 2004

SEC FILE NUMBER
8- 40282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING ___December 31, 2003___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gerwin Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14945 Ventura Blvd.,   Suite 222

(No. and Street)

Sherman Oaks   California   91403

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Gerwin   (818) 817-7700

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation

(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, __Christopher Gerwin_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Gerwin Group, Inc._____, as of __December 31_____, __2003_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of _California_
County of _Los Angeles_
Subscribed and sworn (or affirmed) to before
me this 26th day of _March_ , _2004_

Denise Wolff
        Notary Public

Denise Wolff

_____
                    Signature

PRESIDENT
_____
                    Title

This report** contains (check all applicable boxes):
☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Gerwin Group, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2003



KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Gerwin Group, Inc.

I have audited the accompanying statement of financial condition of Gerwin Group, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Gerwin Group, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 19, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Gerwin Group, Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	5,552
Concessions receivable		12,579
Total assets	**$**	**18,131**

Liabilities and Stockholder's equity

Liabilities

Accounts payable	$	347
Income taxes payable		3,243
Total liabilities		3,590

Stockholder's equity

Common stock, $1 par value, 10,000 authorized	
and outstanding	10,000
Additional paid-in capital	45,450
Accumulated deficit	(40,909)
Total stockholder's equity	14,541
Total liabilities and stockholder's equity	$ 18,131

The accompanying notes are an integral part of these financial statements.

Gerwin Group, Inc.
Statement of Operations
For the year ended December 31, 2003

Revenue

Commissions	$ 140,205
Interest and dividends	27
Total revenue	140,232

Expenses

Employee compensation and benefits	33,848
Commissions and floor brokerage	30,476
Occupancy and equipment rental	6,877
Taxes, other than income taxes	6,429
Other operating expenses	66,096
Total expenses	143,726
Income (loss) before taxes	(3,494)
Income tax provision	800
Net income (loss)	$ (4,294)

The accompanying notes are an integral part of these financial statements.

Gerwin Group, Inc.
Statement of Changes of Stockholder's Equity
For the year ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2003	$ 10,000	$ 42,050	$ (36,615)	$ 15,435
Additional paid-in capital	–	3,400	–	3,400
Net income (loss)	–	–	(4,294)	(4,294)
Balance, December 31, 2003	$ 10,000	$ 45,450	$ (40,909)	$ 14,541

The accompanying notes are an integral part of these financial statements.

Gerwin Group, Inc.
Statement of Changes in Cash Flow
For the year ended December 31, 2003

Cash flows from operating activities:

Net income (loss)			$ (4,294)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
(Increase) decrease in:			
Concessions receivable		$ 13,662	
(Decrease) increase in:			
Accounts payable		(1,372)	
Commissions payable		(13,161)	
Income taxes payable		269	
Total adjustments			(602)
Net cash and cash equivalents used in operating activities			(4,896)

Cash flows from investing activities: —

Cash flows from financing activities:

Proceeds from issuance of additional paid-in capital	3,400	
Net cash and cash equivalents provided by financing activities		3,400
Net decrease in cash and cash equivalents		(1,496)
Cash and cash equivalents at beginning of year		7,048
Cash and cash equivalents at end of year		$ 5,552

Supplemental disclosure of cash flow information:

Cash paid during the year for		
Income taxes	$	800
Interest	$	—

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Gerwin Group, Inc. (the "Company") was formed as a California corporation on August 22, 1988, under the name Gerwin Stinziano Securities, Inc., to engage in business as a broker/dealer for direct participation programs ("DPP"). On December 6, 2000 the Company changed its name to Gerwin Group, Inc. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company primarily sells mutual funds, fixed and variable annuities and life insurance. The Company has about 1,000 clients with no one client contributing an undue concentration of risk. The majority of the clients are in California, but there are some in Arizona, Illinois, Michigan and Ohio.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits at banks and cash deposits in money market funds.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Advertising costs are expensed as incurred.

The amount of current and deferred taxes payable or refundable is recognized as of date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in net deferred tax assets or liabilities between years.

Note 2: INCOME TAXES

For the year ended December 31, 2003 the Company recorded the minimum California Franchise Tax of $800.

Note 2: INCOME TAXES
(Continued)

The Company has available at December 31, 2003, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $5,108, that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 20,268	2016
8,407	2018
3,197	2019
2,183	2023
$ 34,055	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: RELATED PARTY TRANSACTIONS

The Company shares facilities and staff with Syndicapital, Inc., a company wholly owned by the sole stockholder of Gerwin Group, Inc. These company's are party to a management agreement whereby Syndicapital, Inc. provides office space, furniture and equipment, management services, and pays certain operating expenses on behalf of the Company. The agreement between the two companies is verbal and there is no lease/sublease for the space occupied by the Company. The Company is charged a management fee by Syndicapital, Inc. per this agreement. For the year ended December 31, 2003, the Company paid Syndicapital, Inc. $29,490 for management fees. No amounts were due under this agreement as of December 31, 2003.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the
variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but by December 31, 2003, the Company's net capital of $5,446 exceeded the minimum net capital requirement by $446; and the Company's ratio of aggregate indebtedness $(3,590) to net capital was 0.66:1.

The net capital rules provide for an "early warning" to the NASD and SEC if the net capital falls below 120% of the required minimum. The deficiency must be corrected.

At December 31, 2003, the Company was $554 deficient in meeting the 120% net capital rules. On January 3, 2004, the Company received $9,015 in concessions receivable that were treated as non allowable at December 31, 2003. This corrected the deficiency.

Note 6: <u>RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS</u>

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 6,520
Adjustments:		
Accumulated deficit	$ (994)	
Haircuts	(80)	
Total adjustments		(1,074)
Net capital per audited statements		$ 5,446

Gerwin Group, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital:

Stockholder's equity

Common stock	$	10,000	
Additional paid-in capital		45,450	
Accumulated deficit		(40,909)	
Total stockholder's equity			$ 14,541

Less: Non allowable assets

Concessions receivable greater than 30 days	(9,015)	
Total adjustments		(9,015)
Net capital before haircuts		5,526

Less: Haircuts and undue concentration

Haircuts on money market accounts	(80)	
Total Haircuts		(80)
Net Capital		5,446

Computation of net capital requirements:

Minimum net capital requirements

6 2/3 percent of aggregate indebtedness	239	
Minimum dollar net capital required	5,000	
Net capital required, greater of above		5,000
Excess net capital		$ 446

Ratio of aggregate indebtedness to net capital   0.66:1

There was a difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2003. (See Note 6)

Gerwin Group, Inc.
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirements is not applicable to Gerwin Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Information relating to possession or control requirements is not applicable to Gerwin Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Gerwin Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Gerwin Group, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Gerwin Group, Inc. for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Gerwin Group, Inc. including tests of such practices and procedures that 1 considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 19, 2004